新世界發展有限公司
New World Development Company Limited

RECEIVED
2004 AUG 18 A 11:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

August 6, 2004

04036333

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated August 5, 2004 in connection with the connected transactions between the Company and NWS Holdings Limited in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(stock code: 0017)

NWSH
新創建集團有限公司*
NWS Holdings Limited
(incorporated in Bermuda with limited liability)

(stock code: 0659)

CONNECTED TRANSACTIONS

Each of the NWD Board and the NWSH Board is pleased to announce that Lucrative Rich has entered into the Agreement with Qianwei Power Group for the disposal of all the NWSH Group's interest in Qianwei to Qianwei Power Group at a consideration of RMB48.0 million (approximately HK$44.9 million). Payment for the consideration shall be made in Hong Kong dollars.

By virtue of the relationship between Qianwei Power Group and the NWSH Group, which is more particularly described under the paragraph headed "Relationships between the parties and connected transactions" in this announcement, the disposal of the NWSH Group's interest in Qianwei constitutes connected transactions for each of NWD and NWSH. Given that the percentage ratios involved are more than 0.1% but less than 2.5% for both NWD and NWSH, the connected transactions as contemplated under the Agreement is subject to disclosure by way of a press announcement and is exempt from the approval by the independent shareholders of both NWD and NWSH under the Listing Rules.

BACKGROUND

Qianwei is a non-wholly owned subsidiary of NWSH in which NWSH, through its indirect wholly-owned subsidiary, Lucrative Rich, holds 60% interest. Qianwei currently operates Sichuan Qianwei Dali Power Plant in Sichuan, the PRC. The other 40% interest in Qianwei is held by Qianwei Power Group. Qianwei Power Group is a company limited by shares incorporated in the PRC which owns and operates a local power grid in Qianwei County, Sichuan Province.

AGREEMENT DATED 5 AUGUST 2004

Parties

Vendor : Lucrative Rich
Purchaser : Qianwei Power Group

Condition precedent

Completion of the transfer of interest as contemplated under the Agreement is conditional on the approval of such transfer by the relevant PRC approving authorities.

Consideration

The consideration for the Proposed Disposal is RMB48.0 million (approximately HK$44.9 million) and is payable by Qianwei Power Group in cash by two instalments. The first instalment of RMB26.0 million (approximately HK$24.3 million) is payable on the date of signing of the Agreement and the second instalment of RMB22.0 million (approximately HK$20.6 million) is payable on or before 30 December 2004. According to the terms of the Agreement, discount will be offered to Qianwei Power Group if early payment of the second instalment is made and the maximum amount of discount will be up to RMB2.0 million (approximately HK$1.9 million). Payment for the consideration shall be made in Hong Kong dollars.

The consideration for the Proposed Disposal is arrived at after arm's length negotiations between Qianwei Power Group and the management of NWSH Group with reference to the historical financial performance of Qianwei and the operation environment.

Completion

Completion of the Agreement will take place upon fulfillment of all the condition precedents as set out in the Agreement and on the date when the full amount of the consideration has been wired to overseas bank account specified by Lucrative Rich. Upon completion of the Agreement, the results of Qianwei will not be consolidated into the results of NWSH.

Asset being realized

The asset being realized under the Agreement is the NWSH Group's 60% interest in Qianwei.

Based on the unaudited management accounts of Qianwei for the year ended 30 June 2003 (prepared in accordance with the generally accepted accounting policies in Hong Kong for consolidation purpose of the NWSH Group's results), the total net asset value of Qianwei as at 30 June 2003 amounted to RMB244.7 million (approximately HK$228.7 million). For the year ended 30 June 2003, the unaudited net profit before and after tax of Qianwei amounted to RMB7.4 million (approximately HK$6.9 million). For the year ended 30 June 2002, the unaudited net loss before and after tax of Qianwei amounted to RMB7.4 million (approximately HK$6.9 million).

REASONS FOR AND EFFECTS OF THE PROPOSED DISPOSAL

In accordance with the No. 44 Notice issued by the State Council of the PRC, regular coal-fired power plant with unit size of 50MW or below should be gradually faded out from the market. Lesser supportive policies on its operations should be expected. In addition, small regular coal-fired power plant is not competitive in the long run. Therefore, NWSH Group has carried out various negotiations with the PRC joint venture partner and finally resolves to sell all of the NWSH Group's interest in Qianwei to Qianwei Power Group.

With reference to the management account of Lucrative Rich, the estimated loss on disposal will amount to approximately HK$29 million.

NWSH intends to apply the proceeds to be received from the Proposed Disposal to repay certain of its bank borrowings and to explore new investment opportunities and as general working capital of the NWSH Group. As at the date of this announcement, the NWSH Group has not yet determined in which proportion the net proceeds from the Proposed Disposal should be applied to such intended uses.

RELATIONSHIPS BETWEEN THE PARTIES AND CONNECTED TRANSACTIONS

Qianwei Power Group, by virtue of its substantial shareholding in Qianwei, is a connected person of NWSH. The Proposed Disposal as contemplated under the Agreement constitutes connected transactions for NWSH. Given that the percentage ratios involved are more than 0.1% but less than 2.5% for NWSH, the connected transactions as contemplated under the Agreement is subject to disclosure by way of a press announcement and is exempt from the approval by the independent shareholders of NWSH under the Listing Rules.

In view of the fact that NWSH is a subsidiary of NWD, the Proposed Disposal as contemplated under the Agreement also constitutes connected transactions for NWD. Since the percentage ratios involved are more than 0.1% but less than 2.5% for NWD, the connected transactions as contemplated under the Agreement is subject to disclosure by way of a press announcement and is exempt from the approval by the independent shareholders of NWD under the Listing Rules.

The NWSH Board (including the independent non-executive directors) considers that the terms and conditions of the Agreement are on normal commercial terms and are fair and reasonable as far as the shareholders of NWSH are concerned.

The Agreement has also been approved by an executive committee of the NWD Board and an independent board committee of the NWD Board comprising Mr Yeung Ping Leung, Howard and Dr Cha Mou Sing, Payson, being the independent non-executive directors of NWD. Such executive committee and independent board committee are of the view that the terms and conditions of the Agreement are on normal commercial terms and are fair and reasonable as far as the shareholders of NWD are concerned.

INFORMATION REGARDING NWD GROUP AND NWSH GROUP

NWD Group

NWD Group is principally engaged in property development, property investments, hotel and infrastructure investments, services and telecommunications and technology business, primarily in Hong Kong and the PRC. NWD is the ultimate holding company of, among others, the NWSH Group.

As at the date of this announcement: (a) the executive directors of NWD are Dato' Dr Cheng Yu Tung, Dr Cheng Kar Shun, Henry, Dr Sin Wai Kin, David and Mr Liang Chong Hou, David; (b) the non-executive directors of NWD are Mr Cheng Yue Pui, Mr Cheng Kar Shing, Peter, Mr Leung Chi Kin, Stewart, Mr Chan Kam Ling and Mr Chow Kwai Cheung and; (c) the independent non-executive directors of NWD are The Honourable Lee Quo Wei, Lord Michael, Sandberg, Dr Ho Tim, Mr Yeung Ping Leung, Howard, Dr Cha Mou Sing, Payson, Mr Cha Mou Zing, Victor (as alternate director to Dr Cha Mou Sing, Payson) and Mr Ho Hau Hay, Hamilton (as alternate director to Dr Ho Tim).

NWSH Group

NWSH Group's principal businesses include: (i) facilities, contracting, financial and environmental services businesses; (ii) the development, investment, operation and/or management of and in toll roads, expressways, bridges and tunnel, power plants, water treatment and waste management plants and (iii) the development, investment, operation and management of container handling, logistics and warehousing businesses.

As at the date of this announcement: (a) the executive directors of NWSH are Dr Cheng Kar Shun, Henry, Mr Doo Wai Hoi, William, Mr Chan Kam Ling, Mr Tsang Yam Pui, Mr Wong Kwok Kin, Andrew, Mr Lam Wai Hon, Patrick and Mr Cheung Chin Cheung; (b) the non-executive directors of NWSH are Mr Wilfried Ernst Kaffenberger, Mr To Hin Tsun, Gerald and Mr Yeung Kun Wah, David (as alternate director to Mr Wilfried Ernst Kaffenberger); and (c) the independent non-executive directors of NWSH are Mr Kwong Che Keung, Gordon, Mr Cheng Wai Chee, Christopher and Mr Dominic Lai.

TERMS USED IN THE ANNOUNCEMENT

Unless the context otherwise requires, capitalized terms used in this announcement shall have the following meanings:

"Agreement"	the agreement dated 5 August 2004 for the disposal of NWSH Group's interests in Qianwei, as more particular described in the paragraph headed "Background" in this announcement
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Lucrative Rich"	Lucrative Rich Limited, a company incorporated in the British Virgin Islands with limited liability and is an indirect wholly-owned subsidiary of NWSH
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited
"NWD Board"	the board of directors of NWD
"NWD Group"	collectively, NWD and its subsidiaries
"NWSH"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited
"NWSH Board"	the board of directors of NWSH
"NWSH Group"	collectively, NWSH and its subsidiaries
"PRC"	The People's Republic of China
"Proposed Disposal"	the proposed disposal by the NWSH Group of its 60% interest in Qianwei as contemplated under the Agreement
"Qianwei"	四川犍為大利電力有限公司 (unofficial translation being Sichuan Qianwei Dali Power Company Limited), a Sino-foreign cooperative joint venture incorporated in the PRC
"Qianwei Power Group"	四川犍為電力(集團)股份有限公司 (unofficial translation being Sichuan Qianwei Power (Group) Share Co., Ltd.), a company limited by shares incorporated in the PRC and the purchaser named in the Agreement
"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent.

In this announcement, except as otherwise indicated, RMB has been translated into HK$ at the rate of HK$1 = RMB1.07 for reference purpose.

By Order of the Board
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

By Order of the Board
NWS Holdings Limited
Dr Cheng Kar Shun, Henry
Chairman

Hong Kong, 5 August 2004

* *For identification purposes only*

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(stock code: 0017)

NWSH
新創建集團有限公司*
NWS Holdings Limited
(incorporated in Bermuda with limited liability)

(stock code: 0659)

CONNECTED TRANSACTIONS

Each of the NWD Board and the NWSH Board is pleased to announce that Lucrative Rich has entered into the Agreement with Qianwei Power Group for the disposal of all the NWSH Group's interest in Qianwei to Qianwei Power Group at a consideration of RMB48.0 million (approximately HK$44.9 million). Payment for the consideration shall be made in Hong Kong dollars.

By virtue of the relationship between Qianwei Power Group and the NWSH Group, which is more particularly described under the paragraph headed "Relationships between the parties and connected transactions" in this announcement, the disposal of the NWSH Group's interest in Qianwei constitutes connected transactions for each of NWD and NWSH. Given that the percentage ratios involved are more than 0.1% but less than 2.5% for both NWD and NWSH, the connected transactions as contemplated under the Agreement is subject to disclosure by way of a press announcement and is exempt from the approval by the independent shareholders of both NWD and NWSH under the Listing Rules.

BACKGROUND

Qianwei is a non-wholly owned subsidiary of NWSH in which NWSH, through its indirect wholly-owned subsidiary, Lucrative Rich, holds 60% interest. Qianwei currently operates Sichuan Qianwei Dali Power Plant in Sichuan, the PRC. The other 40% interest in Qianwei is held by Qianwei Power Group. Qianwei Power Group is a company limited by shares incorporated in the PRC which owns and operates a local power grid in Qianwei County, Sichuan Province.

AGREEMENT DATED 5 AUGUST 2004

Parties

Vendor : Lucrative Rich
Purchaser : Qianwei Power Group

Condition precedent

Completion of the transfer of interest as contemplated under the Agreement is conditional on the approval of such transfer by the relevant PRC approving authorities.

Consideration

The consideration for the Proposed Disposal is RMB48.0 million (approximately HK$44.9 million) and is payable by Qianwei Power Group in cash by two instalments. The first instalment of RMB26.0 million (approximately HK$24.3 million) is payable on the date of signing of the Agreement and the second instalment of RMB22.0 million (approximately HK$20.6 million) is payable on or before 30 December 2004. According to the terms of the Agreement, discount will be offered to Qianwei Power Group if early payment of the second instalment is made and the maximum amount of discount will be up to RMB2.0 million (approximately HK$1.9 million). Payment for the consideration shall be made in Hong Kong dollars.

The consideration for the Proposed Disposal is arrived at after arm's length negotiations between Qianwei Power Group and the management of NWSH Group with reference to the historical financial performance of Qianwei and the operation environment.

Completion

Completion of the Agreement will take place upon fulfillment of all the condition precedents as set out in the Agreement and on the date when the full amount of the consideration has been wired to overseas bank account specified by Lucrative Rich. Upon completion of the Agreement, the results of Qianwei will not be consolidated into the results of NWSH.

Asset being realized

The asset being realized under the Agreement is the NWSH Group's 60% interest in Qianwei.

Based on the unaudited management accounts of Qianwei for the year ended 30 June 2003 (prepared in accordance with the generally accepted accounting policies in Hong Kong for consolidation purpose of the NWSH Group's results), the total net asset value of Qianwei as at 30 June 2003 amounted to RMB244.7 million (approximately HK$228.7 million). For the year ended 30 June 2003, the unaudited net profit before and after tax of Qianwei amounted to RMB7.4 million (approximately HK$6.9 million). For the year ended 30 June 2002, the unaudited net loss before and after tax of Qianwei amounted to RMB7.4 million (approximately HK$6.9 million).

REASONS FOR AND EFFECTS OF THE PROPOSED DISPOSAL

In accordance with the No. 44 Notice issued by the State Council of the PRC, regular coal-fired power plant with unit size of 50MW or below should be gradually faded out from the market. Lesser supportive policies on its operations should be expected. In addition, small regular coal-fired power plant is not competitive in the long run. Therefore, NWSH Group has carried out various negotiations with the PRC joint venture partner and finally resolves to sell all of the NWSH Group's interest in Qianwei to Qianwei Power Group.

With reference to the management account of Lucrative Rich, the estimated loss on disposal will amount to approximately HK$29 million.

NWSH intends to apply the proceeds to be received from the Proposed Disposal to repay certain of its bank borrowings and to explore new investment opportunities and as general working capital of the NWSH Group. As at the date of this announcement, the NWSH Group has not yet determined in which proportion the net proceeds from the Proposed Disposal should be applied to such intended uses.

RELATIONSHIPS BETWEEN THE PARTIES AND CONNECTED TRANSACTIONS

Qianwei Power Group, by virtue of its substantial shareholding in Qianwei, is a connected person of NWSH. The Proposed Disposal as contemplated under the Agreement constitutes connected transactions for NWSH. Given that the percentage ratios involved are more than 0.1% but less than 2.5% for NWSH, the connected transactions as contemplated under the Agreement is subject to disclosure by way of a press announcement and is exempt from the approval by the independent shareholders of NWSH under the Listing Rules.

In view of the fact that NWSH is a subsidiary of NWD, the Proposed Disposal as contemplated under the Agreement also constitutes connected transactions for NWD. Since the percentage ratios involved are more than 0.1% but less than 2.5% for NWD, the connected transactions as contemplated under the Agreement is subject to disclosure by way of a press announcement and is exempt from the approval by the independent shareholders of NWD under the Listing Rules.

The NWSH Board (including the independent non-executive directors) considers that the terms and conditions of the Agreement are on normal commercial terms and are fair and reasonable as far as the shareholders of NWSH are concerned.

The Agreement has also been approved by an executive committee of the NWD Board and an independent board committee of the NWD Board comprising Mr Yeung Ping Leung, Howard and Dr Cha Mou Sing, Payson, being the independent non-executive directors of NWD. Such executive committee and independent board committee are of the view that the terms and conditions of the Agreement are on normal commercial terms and are fair and reasonable as far as the shareholders of NWD are concerned.

INFORMATION REGARDING NWD GROUP AND NWSH GROUP

NWD Group

NWD Group is principally engaged in property development, property investments, hotel and infrastructure investments, services and telecommunications and technology business, primarily in Hong Kong and the PRC. NWD is the ultimate holding company of, among others, the NWSH Group.

As at the date of this announcement: (a) the executive directors of NWD are Dato' Dr Cheng Yu Tung, Dr Cheng Kar Shun, Henry, Dr Sin Wai Kin, David and Mr Liang Chong Hou, David; (b) the non-executive directors of NWD are Mr Cheng Yue Pui, Mr Cheng Kar Shing, Peter, Mr Leung Chi Kin, Stewart, Mr Chan Kam Ling and Mr Chow Kwai Cheung and; (c) the independent non-executive directors of NWD are The Honourable Lee Quo Wei, Lord Michael, Sandberg, Dr Ho Tim, Mr Yeung Ping Leung, Howard, Dr Cha Mou Sing, Payson, Mr Cha Mou Zing, Victor (as alternate director to Dr Cha Mou Sing, Payson) and Mr Ho Hau Hay, Hamilton (as alternate director to Dr Ho Tim).

NWSH Group

NWSH Group's principal businesses include: (i) facilities, contracting, financial and environmental services businesses; (ii) the development, investment, operation and/or management of and in toll roads, expressways, bridges and tunnel, power plants, water treatment and waste management plants and (iii) the development, investment, operation and management of container handling, logistics and warehousing businesses.

As at the date of this announcement: (a) the executive directors of NWSH are Dr Cheng Kar Shun, Henry, Mr Doo Wai Hoi, William, Mr Chan Kam Ling, Mr Tsang Yam Pui, Mr Wong Kwok Kin, Andrew, Mr Lam Wai Hon, Patrick and Mr Cheung Chin Cheung; (b) the non-executive directors of NWSH are Mr Wilfried Ernst Kaffenberger, Mr To Hin Tsun, Gerald and Mr Yeung Kun Wah, David (as alternate director to Mr Wilfried Ernst Kaffenberger); and (c) the independent non-executive directors of NWSH are Mr Kwong Che Keung, Gordon, Mr Cheng Wai Chee, Christopher and Mr Dominic Lai.

TERMS USED IN THE ANNOUNCEMENT

Unless the context otherwise requires, capitalized terms used in this announcement shall have the following meanings:

"Agreement"	the agreement dated 5 August 2004 for the disposal of NWSH Group's interests in Qianwei, as more particular described in the paragraph headed "Background" in this announcement
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Lucrative Rich"	Lucrative Rich Limited, a company incorporated in the British Virgin Islands with limited liability and is an indirect wholly-owned subsidiary of NWSH
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited
"NWD Board"	the board of directors of NWD
"NWD Group"	collectively, NWD and its subsidiaries
"NWSH"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited
"NWSH Board"	the board of directors of NWSH
"NWSH Group"	collectively, NWSH and its subsidiaries
"PRC"	The People's Republic of China
"Proposed Disposal"	the proposed disposal by the NWSH Group of its 60% interest in Qianwei as contemplated under the Agreement
"Qianwei"	四川犍為大利電力有限公司 (unofficial translation being Sichuan Qianwei Dali Power Company Limited), a Sino-foreign cooperative joint venture incorporated in the PRC
"Qianwei Power Group"	四川犍為電力(集團)股份有限公司 (unofficial translation being Sichuan Qianwei Power (Group) Share Co., Ltd.), a company limited by shares incorporated in the PRC and the purchaser named in the Agreement
"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent.

In this announcement, except as otherwise indicated, RMB has been translated into HK$ at the rate of HK$1 = RMB1.07 for reference purpose.

By Order of the Board
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

By Order of the Board
NWS Holdings Limited
Dr Cheng Kar Shun, Henry
Chairman

Hong Kong, 5 August 2004

* *For identification purposes only*